Partial Cancellation of Stock Options Granted in 2004 and 2005

On December 13, 2005, Shinhan Financial Group (the “Group”) decided to cancel 22,400 shares of the stock options granted in 2004 and 2005 through the resolution of its board of directors. Under the Article 14, Paragraph 10, Subparagraph 1 of the Group’s Article of Incorporation, the Group can cancel the stock options if grantees choose to retire/leave the Group or causes the Group material damage intentionally or by mistake. With the cancellation, the total number of stock options outstanding decreased to 5,449,217 shares as of December 13, 2005. The followings are details of cancelled stock options.

<Cancellation of granted stock options>

* Reason for the cancellation: Grantees chose to retire or leave their company.

Name	From	Position before Retirement	Number of Cancelled Stock Option
Yoon, Young Keun	Shinhan Bank	Head of Department	2,400	(1)
Kim, Sung Yoon	Chohung Bank	Deputy President	20,000	(2)
Total	—	—	22,400

Note 1) Among the cancelled 2,400 shares, 1,200 were granted in March 2004, and the other 1,200 were granted in March 2005.
Note 2) Granted in March 2005.